SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4) of the
Securities Exchange Act of 1934

THE HERTZ CORPORATION

(Name of Subject Company)

THE HERTZ CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

428040 1 09

(CUSIP Number of Class of Securities)

HAROLD E. ROLFE, Esq.

Senior Vice President, General Counsel and Secretary
The Hertz Corporation
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

ANDREW R. BROWNSTEIN, Esq.

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.  Subject Company Information.

      The name of the subject company is The Hertz Corporation, a Delaware corporation (“Hertz”). The address of the principal executive offices of Hertz is 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713. The telephone number of Hertz at its principal executive offices is (201) 307-2000.

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Class A Common Stock, par value $0.01 per share, of Hertz (the “Shares” or the “Class A Common Stock”). As of December 31, 2000, there were 40,177,324 shares of Class A Common Stock outstanding.

Item 2.  Identity and Background of Filing Person.

      The filing person is the subject company. Hertz’s name, business address and business telephone number are set forth in Item 1 above.

      This Statement relates to the tender offer by Ford FSG, Inc. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Ford Motor Company, a Delaware corporation (“Ford”), to purchase any and all of the outstanding publicly-held shares of Class A Common Stock at a purchase price of $35.50 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated February 2, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. As of December 31, 2000, Purchaser owned approximately 50.4% of the Class A Common Stock and 100% of the Class B Common Stock, par value $0.01 per share, of Hertz, representing in the aggregate approximately 94.7% of the combined voting power of all classes of capital stock of Hertz and approximately 81.5% of the economic interest in Hertz.

      The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 of the Securities and Exchange Act of 1934), dated February 2, 2001 (the “Schedule TO”), which was filed with the Securities and Exchange Commission on February 2, 2001. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of January 16, 2001, by and among Ford, the Purchaser, Ford FSG II, Inc. (“FSG II”) and Hertz (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), FSG II will be merged with and into Hertz (the “Merger”). Following the consummation of the Merger, Hertz will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect, wholly owned subsidiary of Ford. As more fully described in Item 3 below, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Purchaser, Hertz or any of their subsidiaries, and Shares held by stockholders who properly exercise their appraisal rights in accordance with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $35.50 in cash or any greater amount per Share paid pursuant to the Offer (the “Merger Consideration”).

      The Schedule TO states that the principal offices of the Purchaser and Ford are located at One American Road (World Headquarters Building), Dearborn, Michigan 48126.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

      Except as described herein (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of Hertz, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between

Hertz or its affiliates and (1) Hertz’s executive officers, directors or affiliates or (2) the Purchaser or the Purchaser’s executive officers, directors or affiliates.

      Certain Arrangements between Hertz and its Executive Officers, Directors and Affiliates.

      Proxy Statement Disclosures.  Certain contracts, agreements, arrangements and understandings between Hertz and its executive officers, directors and affiliates are described on pages 3-24 of Hertz’s Proxy Statement relating to the Annual Meeting of Hertz’s shareholders held on May 19, 2000 (the “2000 Proxy Statement”) in the sections: “Election of Directors,” “Management Stock Ownership,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Compensation of Directors,” “Certain Relationships and Related Transactions,” “Compensation Committee Report on Executive Compensation,” “Compensation of Executive Officers,” “Stock Options,” “Long-Term Incentive Plan Awards,” “Employment Agreements,” and “Retirement Plans” and in Items 10 through 13, inclusive, of Hertz’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “Form 10-K”). The 2000 Proxy Statement is filed herewith as Exhibit (e)(2) and is incorporated herein by reference. Items 10 through 13, inclusive, of the Form 10-K are filed herewith as Exhibit (e)(3) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

      Hertz Benefit Plans. Hertz currently has an Employee Stock Purchase Plan (the “ESPP”) permitting eligible employees of Hertz and certain of its subsidiaries to purchase Shares of Class A Common Stock through accumulated after-tax payroll deductions at a discount to fair market value. Hertz has informed the Purchaser that the ESPP will be terminated not later than the earlier of the Effective Time of the Merger or such time as the Shares are de-listed from the New York Stock Exchange. Upon termination of the ESPP, all accumulated after-tax payroll deductions that have not been used to purchase Class A Common Stock will be returned to the participants, without interest, in accordance with the terms of the ESPP.

      Hertz currently has a Long-Term Equity Compensation Plan under which options to purchase Shares of Class A Common Stock and awards of restricted Shares of Class A Common Stock have been granted to officers and certain employees of Hertz and its subsidiaries. Hertz also currently has a Nonemployee Director Stock Option Plan under which options to acquire Shares of Class A Common Stock have been granted to nonemployee directors of Hertz.

      Participants who own Shares through the ESPP may tender such Shares pursuant to the Offer and receive the Offer Price for such Shares or, if such Shares are not tendered, will be entitled to receive the Merger Consideration for such Shares as soon as practicable following the Effective Time in accordance with the terms of such plan and the Merger Agreement. Participants who own restricted Shares granted under the Long-Term Equity Compensation Plan may not tender such Shares in the Offer, but will receive the Merger Consideration for each Share as soon as practicable following the Effective Time in accordance with the terms of the Merger Agreement. In general, subject to approval of, and any applicable conditions imposed by, the Compensation Committee of Ford’s Board of Directors and the Hertz Board, Ford plans (i) to convert to Ford stock options outstanding Hertz stock options granted under the Long-Term Equity Compensation Plan and (ii) to cash out outstanding Hertz stock options granted under the Nonemployee Director Stock Option Plan based on a Black-Scholes valuation.

      Certain Arrangements between Hertz and Ford.

      The information set forth under “INTRODUCTION,” “SPECIAL FACTORS — Background of the Offer,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — The Merger Agreement,” “SPECIAL FACTORS — Beneficial Ownership of Common Stock,” “SPECIAL FACTORS — Transactions and Arrangements Concerning the Shares,” “SPECIAL FACTORS — Related Party Transactions,” “THE OFFER — Certain

Information Concerning Hertz; Certain Projections” and “THE OFFER — Certain Information Concerning the Purchaser and Ford” in the Offer to Purchase is incorporated herein by reference.

      Interests of Certain Persons in the Offer and the Merger.

      In considering the recommendations of the Board of Directors of Hertz (the “Hertz Board”) and the special committee (the “Special Committee”) of the Hertz Board with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Ford, Purchaser and Hertz have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain actual and potential conflicts of interest.

      The information contained under “SPECIAL FACTORS — Beneficial Ownership of Common Stock,” “SPECIAL FACTORS — Transactions and Arrangements Concerning the Shares,” “SPECIAL FACTORS — Related Party Transactions” and “SPECIAL FACTORS — Interests of Certain Persons in the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.

      The Special Committee and the Hertz Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation — Reasons for Recommendation.”

Item 4.  The Solicitation or Recommendation.

      Recommendation.

      Recommendation of the Special Committee. The Special Committee, at a meeting held on January 16, 2001, (i) determined that it is fair to and in the best interests of Hertz and its stockholders (other than Purchaser and its affiliates) to consummate the Offer and the Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (ii) determined that the Offer, the Merger and the Merger Agreement should be approved and declared advisable by the Hertz Board and (iii) resolved to recommend that the Hertz stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. The Special Committee recommends that stockholders accept the Offer and tender their Shares in the Offer.

      Recommendation of the Hertz Board. The Hertz Board, at a meeting held on January 16, 2001, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee, (i) determined that it is fair to and in the best interests of Hertz and its stockholders (other than Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (ii) approved and declared advisable the Offer, the Merger and the Merger Agreement and (iii) resolved to recommend that the Hertz stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. Messrs. W. Wayne Booker, John M. Rintamaki and Joseph A. Walker, each directors on the Hertz Board, recused themselves from the meeting of the Hertz Board in light of their positions, in the case of Messrs. Booker and Rintamaki, as officers of Ford and, in the case of Mr. Walker, as a managing director of J.P. Morgan Chase & Co., Ford’s financial advisor in connection with the Offer and the Merger. The Hertz Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

      A letter to the stockholders of Hertz; a letter to participants in The Hertz Corporation Employee Stock Purchase Plan; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Hertz Board’s recommendation; and the joint press release announcing the Offer and the Merger are filed herewith as Exhibits (a)(3), (a)(4), (a)(5), (a)(6) and (a)(7), respectively, and are incorporated herein by reference.

      The recommendations of the Special Committee and the Hertz Board are based in part on the written opinion delivered by Lazard Frères & Co. LLC (“Lazard”) to the Special Committee on January 16, 2001, to the effect that, as of the date of the opinion, the consideration to be received by the holders of Shares (other than the Purchaser and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Lazard, is attached hereto as Annex A and filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

      Reasons for Recommendation.

      The reasons for the recommendation stated in this Item 4 are set forth under “INTRODUCTION,” “SPECIAL FACTORS — Background of the Offer,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Opinion of Financial Advisor” in the Offer to Purchase, and are incorporated herein by reference.

      Intent to Tender.

      To the best knowledge of Hertz, as of the date of this Statement, each executive officer, director, affiliate or subsidiary of Hertz who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended, or Shares, if any, which are restricted shares.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

      The information contained under “SPECIAL FACTORS — Background of the Offer,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Opinion of Financial Advisor” in the Offer to Purchase is incorporated herein by reference.

      Neither Hertz nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Hertz on its behalf with respect to the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

      Other than ordinary course purchases or sales under the Hertz stock-based incentive plans and employee stock purchase plan, no transactions in Shares have been effected during the past 60 days by Hertz or, to the knowledge of Hertz, by any executive officer, director, affiliate or subsidiary of Hertz.

Item 7.  Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement, Hertz is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Hertz’s securities by Hertz, any subsidiary of Hertz or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Hertz or any subsidiary of Hertz; (3) a purchase, sale or transfer of a material amount of assets of Hertz or any subsidiary of Hertz; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Hertz.

      Except as set forth in this Statement, there are no transactions, resolutions of the Hertz Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

      The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated February 2, 2001.*†
(a)(2)	Letter of Transmittal.*†
(a)(3)	Letter to Stockholders of Hertz, dated February 2, 2001.†
(a)(4)	Letter to participants in The Hertz Corporation Employee Stock Purchase Plan, dated February 2, 2001.*
(a)(5)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies, and Nominees.*
(a)(6)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Nominees.*
(a)(7)	Joint Press Release issued by Ford and Hertz on January 16, 2001.*
(a)(8)	Opinion of Lazard Frères & Co. LLC, dated January 16, 2001 (attached as Annex A hereto).†
(e)(1)	Agreement and Plan of Merger, dated as of January 16, 2001, by and among Ford, the Purchaser, Ford FSG II, Inc. and Hertz.*
(e)(2)	Hertz’s Proxy Statement Relating to the Annual Meeting of Stockholders Held on May 19, 2000 (incorporated by reference to the Schedule 14A of Hertz filed on April 13, 2000 (File No. 001-07541)).
(e)(3)	Items 10 through 13 of Hertz’s Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to the Form 10-K of Hertz, filed on March 17, 2000 (File No. 001-07541)).
(e)(4)	Car Supply Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(b) of Hertz’s Registration Statement No. 333-22517 on Form S-1).
(e)(5)	Joint Advertising Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(c) of Hertz’s Registration Statement No. 333-22517 on Form S-1).
(e)(6)	Corporate Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(a) of Hertz’s Current Report on Form 8-K and filed on May 1, 1997).
(e)(7)	Tax Sharing Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(d) of Hertz’s Registration Statement No. 333-22517 on Form S-1).

*	Incorporated by reference to the Schedule TO filed by Purchaser on February 2, 2001.

†	Included in copies mailed to Hertz’s stockholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HERTZ CORPORATION

By:

Craig R. Koch
President and Chief Executive Officer

Dated: February 2, 2001

ANNEX A

January 16, 2001

Special Committee of the Board of Directors

The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

Dear Members of the Special Committee of the Board of Directors:

      We understand that Ford Motor Company (the “Purchaser”) and The Hertz Corporation (“Hertz” or the “Company”) are contemplating entering into an Agreement and Plan of Merger substantially in the form of the draft dated January 16, 2001 (the “Agreement”), pursuant to which the Purchaser will acquire (the “Acquisition”) all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) of the Company (other than shares owned by Purchaser or any of its affiliates). Purchaser proposes to make, or cause one of its wholly-owned subsidiaries to make, a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of the Common Stock (other than shares owned by Purchaser or any of its affiliates) at a price per share of $35.50 (the “Price per Share”), net to the selling stockholders in cash without interest thereon. Pursuant to the Agreement, following completion of the Tender Offer, a wholly-owned subsidiary of the Purchaser will be merged with and into the Company (the “Merger”) and become a wholly-owned subsidiary of the Purchaser and each outstanding share of the Common Stock (other than shares owned by Purchaser or any of its affiliates) will be converted into the right to receive the Price per Share.

      You have requested our opinion as to the fairness, from a financial point of view, to the holders, other than the Purchaser and its affiliates, of the outstanding shares of the Common Stock of the Price per Share to be received by such holders (the “Public Stockholders”) pursuant to the Agreement. In connection with this opinion, we have, among other things:

(i)	Reviewed the financial terms and conditions of the Agreement;

      (ii)   Analyzed certain historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

(iv)	Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company, and its strategic objectives;

(v)	Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company, and in other industries generally;

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(vii)	Reviewed the historical stock prices and trading volumes of the Company’s common stock; and

(viii)	Reviewed such other information and conducted such other financial studies, analyses and investigations as we deemed appropriate.

      In conducting our analysis and in arriving at our opinion as expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

      Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      In rendering our opinion, we have assumed that the Acquisition will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Acquisition will not have an adverse effect on the Company or the transaction.

      In arriving at our opinion, with the consent of the Special Committee, we did not solicit interest from any third party with respect to the acquisition of the Company or any of its assets.

      Lazard Frères & Co. LLC is acting as investment banker to the Special Committee of the Board of Directors of Hertz (the “Special Committee”) in connection with the Acquisition and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Acquisition.

      Our engagement and the opinion expressed herein are for the benefit of the Special Committee and the Board of Directors of Hertz and our opinion is rendered in connection with their respective considerations of the Acquisition. The Opinion is not intended to and does not constitute a recommendation to any holder of the Common Stock as to whether such holder should tender such holder’s shares in the Tender Offer or vote in favor of the Merger. It is understood that, except for the reproduction of this letter in its entirety in the tender offer documents and a proxy statement of Hertz relating to the Tender Offer or the Merger, this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

      Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Price per Share to be received by the public stockholders in the Tender Offer and Merger pursuant to the Agreement is fair, from a financial point of view, to the public stockholders.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By	/s/ Albert H. Garner
Albert H. Garner
Managing Director

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